Exhibit 99.2

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

July 6, 2016	NR 11 - 2016

Avrupa Minerals Closes Financing at $1,354,700

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that the $1 million financing first announced on June 7, 2016, and increased to $1.3 million on June 22, 2016, has been closed at $1,354,700.

“We are very pleased with the participation in this financing and the great support from existing significant shareholders and strategic European investors”, commented Paul Kuhn, President and CEO of Avrupa.  “We look forward to continue building a successful prospect generator.”

Avrupa issued 13,547,000 units (a “Unit”) at $0.10 per Unit, for gross proceeds of $1,354,700.  Each Unit is comprised of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a 36-month period, expiring July 4, 2019, at a price of $0.15 per common share.

As part of the financing, Avrupa paid $16,125 Finder’s fee in cash and issued Finder’s warrants, entitling the holder to purchase up to 411,250 Units for a period of 36 months at $0.10 per Finder’s warrant.  The securities issued are subject to a four-month hold period, expiring on November 5, 2016.

Avrupa now has 69,306,797 common shares outstanding.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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Avrupa’s partner at the Slivovo Gold Project in Kosovo is presently advancing the Project by funding and operating a pre-feasibility study.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.